
Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

May 6, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 27, 2026, The Nasdaq Stock Market (the "Exchange") received from RoboStrategy, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A/A 12(b) for the registration of the following security:

Common Stock, par value $0.001

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness under the Form 8-A/A 12(b), and we hereby join in such request.

Sincerely,